October 18, 2012

VIA EMAIL AND COURIER

Suzanne Hayes
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Hayes:

Re:
Response Letter of The Toronto-Dominion Bank (the “Bank”) dated July 20, 2012 (“Letter”) to the Securities and Exchange Commission’s (“SEC”) letter dated June 7, 2012 and received on June 27, 2012 relating to the Bank’s:

- Form 40-F for the Fiscal Year Ended October 31, 2011 filed December 1, 2011
- Form 6-K filed May 24, 2012
(File No. 1-14446)

Further to our discussion on August 29, 2012, the Bank withdraws the following statement from its response to Question #1 in the Letter: “…and does not have an effective F-3 registration statement on file with the SEC…” as it is factually inaccurate.  The Bank has an effective F-3 registration statement on file with the SEC for its U.S. dividend reinvestment plan.

Please contact me at (416) 308-8279 or Xihao Hu, Senior Vice President and Chief Accountant, at (416) 983-1671 if you require additional information.

Very truly yours,

/s/ Colleen Johnston
Colleen Johnston
Group Head Finance and Chief Financial Officer

cc:   Kevin Vaughn (United States Securities and Exchange Commission)
Lindsay McCord (United States Securities and Exchange Commission)
Laura Crotty (United States Securities and Exchange Commission)
        Norie Campbell (Executive Vice President and General Counsel)